UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 23, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Horizon Pharma, Inc.

File No. 333-168504 - CF#29976

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Horizon Pharma, Inc. submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 3, 2010, as amended.

Based on representations by Horizon Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through August 3, 2016
Exhibit 10.25	through August 3, 2016
Exhibit 10.26	through August 3, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary